CHINA PUBLIC SECURITY TECHNOLOGY, INC.
Unit D, Block 2, Tian An Cyber Park, Chegongmiao
Shenzhen, Guangdong, 518040
People’s Republic of China

August 9, 2007

By EDGAR Transmission and by Hand Delivery

Barbara C. Jacobs Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
 100 F Street, N.E., Mail Stop 4561
 Washington, D.C. 20549

Re: China Public Security Technology, Inc.
Registration Statement on Form SB-2
Filed April 23,2007
File No. 333-142303

Dear Ms. Jacobs:

On behalf of China Public Security Technology, Inc. ("CPST"), we hereby submit this Amendment (the "Amendment") to our Registration Statement on Form SB-2 (the "Registration Statement") in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated May 21, 2007, with respect to the Registration Statement.

We understand and agree that:

-       CPST is responsible for the adequacy and accuracy of the disclosures in the filings.

-       CPST’s comments or changes to disclosures in response to the Commission’s comments does not foreclose the Commission from taking any action on the filings.

-       CPST may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

General

1.     Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

RESPONSE:

The Amendment includes our financial statements and financial disclosures for the fiscal quarter ending March 31, 2007.

Barbara C. Jacobs

August 9, 2007

Selling Shareholders, page 17

2.     Please include here a discussion of the January 16, 2007 transaction by which the selling shareholders obtained their shares and the material terms of the transaction. In addition, it appears that Roth Capital Partners and Oppenheimer & Co. are registered broker-dealers. Please revise to identify them as registered broker-dealers who received transaction-based compensation.

RESPONSE:

We note your comments and we have disclosed in the Amendment under the "Selling Stockholders" heading, the following detailed discussion of the January 16, 2007 transaction by which the selling stockholders received their shares. The disclosure also provides information regarding the broker-dealers who were compensated in connection with the transaction.

Private Placement Transaction

On January 16, 2007, we entered into a securities purchase agreement, or Securities Purchase Agreement, with two accredited Investors, or Investors, led by Pinnacle China Fund, L.P., pursuant to which, as amended, we agreed to issue and sell to the Investors up to 7,868,422 shares of our common stock equaling 19.96% of our issued and outstanding capital stock, for a purchase price, in the aggregate, of up to $14,950,001.80 or $1.90 per share, half of which was issued for one-half of the aggregate purchase price on January 31, 2007, and the remaining half of which was issued for the balance of the aggregate purchase price on February 6, 2007. We additionally represented and warranted in the Securities Purchase Agreement that, except for one contract, Shenzhen iASPEC Software Engineering Company Limited, or iASPEC, a company also controlled by our controlling stockholder, Mr. Jiang Huai Lin, would not require a certain governmental permit to perform under the Amended and Restated Turnkey Agreement, dated January 31, 2007, as amended, between iASPEC and our indirect Chinese Subsidiary, Public Security Technology (PRC) Co., Ltd. (formerly, Bo Hai Wen Technology (Shenzhen) Company Limited), and that Public Security’s performance of the services under the agreement does not conflict with or violate any laws or regulations of the People’s Republic of China. In addition, the parties provided for a payment of liquidated damages to each of the Investors, equal to the amount of each Investor’s pro rata share of the purchase price, if (a) any government agency of the PRC takes any action that materially or adversely affects the restructuring of our arrangements with iASPEC effected simultaneously with the closing of the Securities Purchase Agreement and (b) we cannot undo such government action or otherwise address such material adverse effect to the reasonable satisfaction of the Investors within 60 days of such occurrence.

Roth Capital Partners, LLC acted as our placement agent, or Placement Agent, in connection with the offering of the shares to the Investors under the Securities Purchase Agreement. As compensation for its services, the Placement Agent received a cash fee equal to $1,046,500, representing 7% of the gross proceeds received from the sale of the shares, of which a 20% cash fee was payable by us directly to Oppenheimer & Co., Inc., for its services as a finder, or Finder, in connection with the offering. The Placement Agent will also receive warrants to purchase 550,789 shares of our common stock, representing 7% of the gross proceeds received from the sale of the shares divided by the per share price of the shares, 20% of which was also payable by us directly to the Finder. The Placement Agent and Finder warrants have a term of five years, were exercisable immediately on issuance and have an exercise price equaling up to 120% of the per share purchase price of the shares purchased by the Investors. In addition, the Company reimbursed the Placement Agent for reasonable out-of-pocket expenses incurred in connection with the offering and for all road show related expenses.

Barbara C. Jacobs

August 9, 2007

The foregoing securities were issued to these investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. We relied upon Rule 506 of Regulation D under the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for liquidity in its investment in us and could afford the complete loss of such investment. Our Management made the determination that the investors were accredited investors as defined in Regulation D, based upon our Management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

As a condition to the first closing of the Securities Purchase Agreement on January 31, 2007, we also entered into a registration rights agreement, or Registration Rights Agreement, with the Investors, pursuant to which we are obligated to register the shares purchased by the Investors within a pre-defined period. Under the terms of the Registration Rights Agreement, we are obligated to file a registration statement under the Securities Act of 1933 on Form SB-2 or on Form S-3 (if the Company is eligible) covering the resale of the shares purchased by the Investors and any other shares of common stock issued to the Investors under the Securities Purchase Agreement. We are also obligated to file separate registration statements on Form SB-2 or on Form S-3 (if the Company is eligible) covering the resale of any 2007 and 2008 "make good" shares delivered to the Investors. If we do not register the shares purchased by the Investors and any make good shares in a timely manner or if we fail to maintain such registration once effective, then the Investors are entitled to partial liquidated damages equal to 1.0% of the aggregate contribution of each Investor up to a maximum of 10% of the aggregate amount contributed by all Investors combined. The Registration Rights Agreement also gives the Investors customary piggyback registration rights.

Also in connection with the first closing of the Securities Purchase Agreement on January 31, 2007, Mr. Lin, our majority stockholder, entered into a make good escrow agreement, or Make Good Escrow Agreement, with the Investors, pursuant to which Mr. Lin agreed to certain "make good" provisions in the event that we do not meet certain income thresholds for fiscal years 2007 and 2008. Pursuant to the Make Good Escrow Agreement, Mr. Lin established an escrow account and delivered to the escrow agent certificates evidencing 7,894,736 shares, or Make Good Shares, of our common stock held by him, along with blank stock powers, to be held for the benefit of the Investors. Mr. Lin agreed that if the after tax net income (ATNI) for our 2007 fiscal year is less than $12.5 million, then he will transfer to the Investors, on a pro rata basis, 3,947,368 of the Make Good Shares within 10 business days after our annual report on Form 10-KSB is filed for the 2007 fiscal year. Furthermore, if either our ATNI for the 2008 fiscal year is less than $21 million or our earnings per share (EPS) for the same period is less than $0.480 on a fully diluted basis, then Mr. Lin agrees to transfer to the Investors, on a pro rata basis, 3,947,368 of the Make Good Shares within 10 business days after our annual report on Form 10-KSB is filed for the 2008 fiscal year. Mr. Lin’s obligation to transfer the Make Good Shares will continue to apply to each of the Investors, even if such Investor has transferred or sold all or any portion of its securities, and each of the Investors will have the right to assign its rights to receive a pro rata portion of the Make Good Shares in conjunction with negotiated sales or transfers of any of its securities. Mr. Lin and the Investors also agreed that for purposes of determining whether or not the 2007 guaranteed ATNI, the 2008 guaranteed EPS or the 2008 guaranteed ATNI have been achieved, the release of the Make Good Shares to Mr. Lin as a result of the operation of the Make Good Agreement will not be deemed to be an expense, charge, or other deduction from our revenues even though GAAP may require contrary treatment. The Make Good Escrow Agreement will terminate upon the distribution of all the Make Good Shares.

Barbara C. Jacobs

August 9, 2007

Mr. Lin and an entity under his control, also entered into a lockup agreement with us, pursuant to which they agreed not to transfer any of their capital stock in our Company for a one year period following the effective date of a registration statement covering the shares purchased by the Investors.

Certain Relationships and Transactions and Corporate Governance, page 40

 3.    We note that of the $2,175,204 in revenue reported for the period ended December 31, 2006, $1,185,449 was generated by a related party turnkey agreement with iASPEC and that those monies have not yet been received. It appears that the amount due under the turnkey agreement more than doubled to $3,004,272 in the first quarter of 2007 as indicated in Note 5 to the Form 10-QSB for the period ended March 31, 2007, as amended. We further note that Mr. Lin, chief executive officer of China Public Security Technology, was also sole stockholder of' iASPEC. Please amend your prospectus to provide the material terms of the payment arrangements regarding the outstanding amount owed by iASPEC to the company. Advise as to whether the payment terms arc binding on the parties and direct us to any agreement provisions evidencing this. Risk factor disclosure in the section subtitled "Risks relating to our commercial, relationship with iASPEC" indicating that a significant portion of the company’s revenues have not yet been collected and addressing the payment terms appears to be warranted. Please advise or revise to provide such disclosure.

RESPONSE:

(a) Ownership of iASPEC: We have corrected the disclosure under the section headed "Certain Relationships and Transactions and Corporate Governance" to reflect that Mr. Lin is not the sole stockholder of Shenzhen iASPEC Software Engineering Company Limited ("iASPEC"). Rather, 60% of the equity interests in iASPEC is owned by Mr. Lin and the remaining 40% is owned by Mr. Jin Zhu Cai.

(b) Payment Arrangements: Our Board of Directors considered the delinquency in payment of revenues generated by the Amended and Restated Business Turnkey Agreement (the "Turnkey Agreement") among our Chinese subsidiary, Public Security Technology (PRC) Co. Ltd. ("Public Security"), iASPEC and iASPEC’s shareholders, and considered whether to amend the Turnkey Agreement to address the issue. However, after discussions with the parties to the Turnkey Agreement, our Board of Directors determined that it was advisable and in the best interests of our Company and our shareholders to terminate the Turnkey Agreement and replace it with a new Management Service Agreement ("MSA") providing more favorable terms for our Company as summarized below. The MSA Agreement contains the following provisions to ensure payment by iASPEC of amounts when due:

Barbara C. Jacobs

August 9, 2007

  iASPEC is required to make payments under the MSA to Public Security no later than the last day of the month following the end of each calendar quarter.

  By no later than September 30, 2007, the parties will calculate a true-up amount consisting of the cumulative net profit or net losses of iASPEC from October 9, 2006, when iASPEC commenced its contractual relationship with Public Security, through the date of the MSA, and iASPEC will pay such true-up amount to Public Security if there is a net received profit, while Public Security is obligated to reimburse such true-up amount to iASPEC if it is there is a net loss.

  iASPEC and iASPEC’s shareholders will pay liquidated damages equal to the higher of (a) eight times the annualized revenues of Public Security for the last completed fiscal quarter, or (b) US$50 million, if they materially breach the MSA and fail to remedy the breach within 60 days’ notice from Public Security.

Restructuring Agreements

On August 1, 2007, Public Security, iASPEC and iASPEC’s shareholders, Mr. Lin and Mr. Jin Zhu Cai, terminated the Turnkey Agreement, effective as of July 1, 2007, and replaced it on the same day with a management service agreement, or MSA, also effective as of July 1, 2007. Pursuant to the terms of the MSA, iASPEC granted Public Security an exclusive, royalty-free, transferable, worldwide, license to use and install for a ten-year term, certain iASPEC software, along with copies of source and object code relating to such software, in any manner permitted by applicable laws, and Public Security licensed back to iASPEC a royalty-free, limited, non-exclusive license to the Software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. Public Security will also have the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve on iASPEC’s board of directors and assist in managing the business and operations of iASPEC. In addition, both iASPEC and Public Security will require the affirmative vote of the majority of the Company’s Board of Directors, as well as at least one non-insider director, for certain material actions with respect to iASPEC, including, but not limited to: (a) the nomination, appointment, election or replacement of any board members; (b) the distribution of any dividend or profits; (c) any merger, division, change of corporate form, dissolution or liquidation; (d) any reimbursement of net losses or other payments or transfers of funds from Public Security to iASPEC; (e) the formation or disposition of a subsidiary or the acquisition or disposition of any interest in any other entity; and (f) the encumbrance of any assets under any lien not in the ordinary course of business.

Furthermore, under the MSA, Public Security will receive 100% of the net received profit of iASPEC and will reimburse iASPEC for all net losses incurred by iASPEC. The net profit of iASPEC will be paid to Public Security, and the net losses of iASPEC will be reimbursed by Public Security, no later than the last day of the month following the end of each calendar quarter. Public Security is also obligated to pay iASPEC $180,000 per year, no later than the last day of the month following the end of each calendar year, and this amount may be retained by iASPEC out of any net received profit due and payable to Public Security as of such payment date. Public Security may also advance to iASPEC, at its sole discretion, amounts to be credited against Public Security’s future obligations to iASPEC, but any such advances will be treated as prepayments and not as loans. The parties to the MSA also agreed that, by no later than September 30, 2007, they will calculate a true-up amount consisting of the cumulative net profit or net losses of iASPEC from October 9, 2006, when iASPEC commenced its contractual relationship with Public Security, through the date of the MSA, and iASPEC will pay such true-up amount to Public Security if there is a net received profit, while Public Security is obligated to reimburse such true-up amount to iASPEC if it is there is a net loss. If iASPEC or any of the iASPEC shareholders materially breaches the MSA and fails to remedy the breach within 60 days’ notice from Public Security of such breach, they will be jointly and severally obligated to pay to Public Security liquidated damages in an amount equal to the higher of (a) eight times the annualized revenues of Public Security for the last completed fiscal quarter, or (b) US$50 million.

Barbara C. Jacobs

August 9, 2007

In connection with the MSA, on August 1, 2007, Public Security also entered into a purchase option agreement ("Option Agreement") with iASPEC and its shareholders, effective as of July 1, 2007, pursuant to which the iASPEC shareholders granted the Company or its designee(s) an exclusive, irrevocable option to purchase from the iASPEC shareheolders, from time to time, all or a part of iASPEC’s shares, pursuant to an equity transfer agreement, or all or a part of iASPEC’s assets, pursuant to an asset purchase and transfer agreement. However, according to the Option Agreement, the option may not be exercised by Public Security if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the terms of the Option Agreement, the option is immediately exercisable at an exercise price of $1,800,000, in the aggregate, subject to regulatory approval. In addition, iASPEC and the iASPEC shareholders agreed to use their best efforts to acquire all necessary government approvals and other consents to complete a share purchase under the Option Agreement. The Option Agreement may be rescinded by the Company upon 30 days’ notice and will terminate on the date that the Company purchases all remaining shares or assets of the Company pursuant to the terms of the Option Agreement. If any of the parties breaches the Option Agreement and fails to remedy the breach, the breaching party will pay a penalty of RMB 5,000,000 to the non-breaching party or parties, and compensate the non-breaching party or parties for any losses caused by the breach.

As a result of the restructuring, iASPEC has become our variable interest entity, or VIE. A variable interest represents a contractual or ownership interest in another entity that causes the holder to absorb the changes in fair value of the other entity’s net assets. Potential variable interests include: holding economic interests, voting rights, or obligations to an entity; issuing guarantees on behalf of an entity; transferring assets to an entity; managing the assets of an entity; leasing assets from an entity; and providing financing to an entity. In such cases FASB Interpretation 46(R) requires consolidation of such entity by the enterprise that controls the economic risks and rewards of the entity, regardless of ownership. While we have held an economic interest in iASPEC since October 9, 2006, the MSA and the Option Agreement have now given us control over the business and operations of iASPEC. As a result, iASPEC’s financial data is subject to consolidation with our financial data in accordance with the provisions of FASB Interpretation 46(R), commencing with our Quarterly Report on Form 10-QSB for the period ending September 30, 2007.

For more details regarding the MSA and Option Agreement, see our Current Report on Form 8-K filed with the SEC on August 6, 2007.

(c) Risk Factors: We have generally updated our risk factors to reflect our restructured commercial relationship with iASPEC. In addition, we have updated our disclosures under the heading "Risks Relating to Our Commercial Relationship with iASPEC" to include the following risk factors:

Barbara C. Jacobs

August 9, 2007

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. At this time we derive 55% of our revenues from the provision of services to iASPEC customers pursuant to our existing commercial arrangements with iASPEC and a significant portion of our revenues have not yet been collected. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of these revenues as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Uncertainties in the PRC legal system may impede our ability to enforce the commercial agreements that we have entered into with iASPEC or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the MSA and the Option Agreement with iASPEC are subject to binding arbitration before the Shenzhen Branch of the China International Economic and Trade Arbitration Commission ("CIETAC") in accordance with CIETAC Arbitration Rules, the agreements are governed by PRC law and an arbitration award may be challenged in accordance with PRC law. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the MSA, the Option Agreement and the other contracts that we may enter into with iASPEC. Any inability to enforce the MSA and Option Agreement or an award thereunder could materially and adversely affect our business and operation.

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the Option Agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control iASPEC and could result in actions by iASPEC that conflict with our interests.

Our Option Agreement with iASPEC gives our Chinese operating subsidiary, Public Security, the option to purchase all or part of the equity interests in or assets of iASPEC, however, the option may not be exercised by Public Security if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the laws of China, if a foreign entity, through a foreign investment company that it invests in, acquires a domestic related company, China’s regulations regarding Mergers and Acquisitions would technically apply to the transaction. Application of these regulations require an examination and approval of the transaction by China’s Ministry of Commerce, or MOFCOM, or its local counterparts.

Barbara C. Jacobs

August 9, 2007

Also, an appraisal of the equity or assets to be acquired is mandatory. However, our local PRC counsel has advised us that Shenzhen and other local counterparts of MOFCOM hold the view that such a transaction would not require their approval. Therefore, we do not believe at this time that an approval and an appraisal are required for Public Security to exercise its option to acquire iASPEC in Shenzhen. In light of the different views on this issue, however, it is possible that the central MOFCOM office in Beijing will issue a standardized opinion imposing the approval and appraisal requirement. If we are not able to purchase the equity or assets of iASPEC, then we will lose a substantial portion of our ability to control iASPEC and our ability to ensure that iASPEC will act in our interests.

Our right to elect a majority of the members on iASPEC’s Board of Directors and other provisions of the MSA may be viewed by iASPEC’s customers as a change in control of iASPEC, which could subject iASPEC to sanctions and loss of its business license, which in turn would significantly disrupt or shut down our operations.

Our new commercial arrangement with iASPEC gives us the right to designate two Chinese citizens to serve as senior managers of iASPEC, serve on iASPEC’s board of directors and assist in managing the business and operations of iASPEC. In addition, iASPEC will require the affirmative vote of the majority of the our Board of Directors, as well as at least one non-insider director, for completing certain material actions with respect to iASPEC, including, but not limited to: (a) the nomination, appointment, election or replacement of any board members; (b) the distribution of any dividend or profits; (c) any merger, division, change of corporate form, dissolution or liquidation; (d) any reimbursement of net losses or other payments or transfers of funds from Public Security to iASPEC; (e) the formation or disposition of a subsidiary or the acquisition or disposition of any interest in any other entity; and (f) the encumbrance of any assets under any lien not in the ordinary course of business. However, fulfillment of certain PGIS contracts with PRC Government customers is restricted to entities, such as iASPEC, that possess the necessary PRC government licenses and approvals, and any change in control may be viewed under PRC law as creating a new entity. If iASPEC’s government customers view these MSA provisions as a change in control of iASPEC or as evidence of iASPEC’s failure to operate its business in a manner that complies with its contractual obligations or with related laws and regulations. Such a perception could result in the cancellation or invalidation of iASPEC’s licenses and permits. A loss by iASPEC of its licenses and permits could result in the significant disruption or shut down of our business or adversely affect our reputation in the market.

Signatures

4.     Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction 1 to the Signatures section on Form SB-2.

RESPONSE:

We note your comments and the Amendment reflects that William Ho, our Chief Financial Officer is signing in the capacity of principal accounting officer.

Barbara C. Jacobs

August 9, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
.
By: /s/ Jiang Huai Lin

Jiang Huai Lin
President and Chief Executive Officer